UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of Pinduoduo Inc.’s 2020 Annual General Meeting

At Pinduoduo Inc.’s (the “Company”) 2020 annual general meeting of shareholders held on July 22, 2020, shareholders of the Company adopted the following resolutions as ordinary resolutions proposed by the Company:

1.              THAT Mr. Zheng Huang be re-elected as a director of the Company;

2.              THAT Mr. Haifeng Lin be re-elected as a director of the Company;

3.              THAT Mr. Nanpeng Shen be re-elected as a director of the Company;

4.              THAT Dr. Qi Lu be re-elected as a director of the Company;

5.              THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company;

6.              THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company; and

7.              THAT Mr. Lei Chen be elected as a director of the Company.

A total of 16,417,706,661 votes, representing 93.9% of the votes exercisable as of July 1, 2020, the record date, were present in person or by proxy at the 2020 annual general meeting.  The results of the votes are as follows:

	For		Against		Abstained
Resolutions	Votes	%	Votes	%	Votes
Re-election of Zheng Huang	16,391,882,841	99.85%	25,378,076	0.15%	445,744
Re-election of Haifeng Lin	16,412,611,805	99.97%	4,639,192	0.03%	455,664
Re-election of Nanpeng Shen	16,291,211,829	99.24%	125,114,276	0.76%	1,380,556
Re-election of Qi Lu	16,377,289,673	99.76%	39,961,412	0.24%	455,576
Re-election of George Yong-Boon Yeo	16,324,289,121	99.43%	92,938,716	0.57%	478,824
Re-election of Anthony Kam Ping Leung	16,384,540,761	99.80%	32,690,564	0.20%	475,336
Election of Lei Chen	16,399,939,597	99.89%	17,291,780	0.11%	475,284

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chief Executive Officer

Date: July 22, 2020